 Filed pursuant to Rule 424(b)(3)

Registration No. 333-257474

ARK 21SHARES BITCOIN ETF

SUPPLEMENT NO. 2 DATED JULY 30, 2025

TO THE PROSPECTUS DATED JANUARY 10, 2024

This prospectus supplement No. 2 (this “Supplement”) is being filed to update and supplement the information contained in the prospectus of ARK 21Shares Bitcoin ETF (the “Trust”) dated January 10, 2024 (as supplemented or amended from time to time, the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-257474) declared effective by the Securities and Exchange Commission (the “SEC”) on January 10, 2024 (as amended by the Post-Effective Amendment No. 1, declared effective May 22, 2024, and as further amended, the “Registration Statement”).

This purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to disclose that the Trust will allow for an in-kind creation and redemption process as an alternative to the Trust’s current cash creation and redemption process. Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Registration Statement and Prospectus are indicated with bold, underlined text and deletions are indicated with strikethrough. All page, paragraph and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Registration Statement and Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

Shares

ARK 21Shares Bitcoin ETF

Financial firms that are authorized to purchase Shares from or redeem Shares to the Trust (known as “Authorized Participants”) ~~will~~may purchase Shares in cash by depositing cash in the Trust’s account with the Cash Custodian. This will cause the Sponsor, on behalf of the Trust, to automatically instruct a designated third party, who is not an Authorized Participant but who may be an affiliate of an Authorized Participant and with whom the Sponsor has entered into an agreement on behalf of the Trust (each such third party, or the Prime Broker or the Lender (as defined below), as applicable, a “Bitcoin Counterparty”), to (i) purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the order and (ii) deposit the resulting bitcoin ~~deposit~~ amount in the Trust’s account with the Bitcoin Custodian, resulting in the Transfer Agent crediting the applicable amount of Shares to the Authorized Participant. Authorized Participants may also purchase Shares in-kind. To purchase Shares in-kind, an Authorized Participant delivers, or arranges for the delivery by the Authorized Participant’s designated agent or client of, bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Shares.

When such an Authorized Participant redeems its Shares in cash, the Sponsor, on behalf of the Trust will direct the Custodian to transfer bitcoin to a Bitcoin Counterparty, who will sell the bitcoin to be executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor. Authorized Participants may also redeem Shares in-kind. When such an Authorized Participant redeems Shares in-kind, the Trust, through the Bitcoin Custodian, will deliver bitcoin to the Authorized Participant, or a designated agent or client thereof, in exchange for its Shares.

The Bitcoin Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the bitcoin related to the Authorized Participant’s cash creation or redemption orders. As part of this process, the Sponsor assesses Bitcoin Counterparty candidates against various criteria, including those relating to candidates’ (1) financial standing, (2) reputation, (3) settlement history with the Sponsor, and (4) their regulatory oversight. The Trust will create Shares by receiving bitcoin from a Bitcoin Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Bitcoin Counterparty to deliver the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. The Bitcoin Counterparty is not contractually obligated to participate in cash orders for creations or redemptions. The Bitcoin Counterparty reserves the right to refuse or to cancel any pending creation or redemption order at any time before the Sponsor places a purchase order or a redemption order, as applicable.

PROSPECTUS SUMMARY

The Trust’s Investment Objective

The Trust’s investment objective is to seek to track the performance of bitcoin, as measured by the Index, adjusted for the Trust’s expenses and other liabilities. In seeking to achieve its investment objective, the Trust holds bitcoin and values its Shares daily as of 4:00 p.m. ET based on the Index.

Barring the liquidation of the Trust or extraordinary circumstances (including but not limited to, non-recurring expenses and costs of services performed by the Sponsor or a service provider on behalf of the Trust to protect the Trust or the interests of Shareholders, such as in connection with any fork of the Bitcoin blockchain, any indemnification of agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters), the Trust generally will not purchase or sell bitcoin other than in connection with the creation or redemption of Shares. The Sponsor may also sell bitcoin to pay certain expenses, which may be facilitated by the Prime Broker (as defined below) or any other prime brokers with whom the Trust contracts.

When the Trust sells or redeems its Shares, bitcoin will be transferred into or out of the Trust, as applicable, in exchange for blocks of 5,000 Shares (a “Basket”) that are based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor Fees (defined below) and any accrued but unpaid extraordinary expenses or liabilities).

Financial firms that are authorized to purchase Shares from or redeem Shares to the Trust (known as “Authorized Participants”) may~~will~~ purchase Shares in cash by depositing cash in the Trust’s account with the Cash Custodian. This will cause the Sponsor, on behalf of the Trust, to automatically instruct a designated third party, who is not an Authorized Participant but who may be an affiliate of an Authorized Participant and with whom the Sponsor has entered into an agreement on behalf of the Trust (each such third party, or the Prime Broker or Lender, as applicable, a “Bitcoin Counterparty”), to (i) purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the order and (ii) deposit the resulting bitcoin deposit amount in the Trust’s account with the Bitcoin Custodian, resulting in the Transfer Agent crediting the applicable amount of Shares to the Authorized Participant. Authorized Participants may also purchase Shares in-kind. To purchase Shares in-kind, an Authorized Participant delivers, or arranges for the delivery by the Authorized Participant’s designated agent or client of, bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Shares.

When such an Authorized Participant redeems its Shares in cash, the Sponsor, on behalf of the Trust will direct the Bitcoin Custodian to transfer bitcoin to the Bitcoin Counterparty, who will sell the bitcoin to be executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor. Authorized Participants may also redeem Shares in-kind. When such an Authorized Participant redeems Shares in-kind, the Trust, through the Bitcoin Custodian, will deliver bitcoin to the Authorized Participant, or a designated agent or client thereof, in exchange for its Shares.

~~Authorized Participants will deliver only cash to create shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a Bitcoin Counterparty with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process.~~

The Bitcoin Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the bitcoin related to the Authorized Participant’s cash creation or redemption order. In connection with cash creation orders, the~~The~~ Trust will create Shares by receiving bitcoin from a Bitcoin Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Bitcoin Counterparty to deliver the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. The Bitcoin Counterparty is not contractually obligated to participate in cash orders for creations. The Bitcoin Counterparty reserves the right to refuse or to cancel any pending creation order at any time before the Sponsor places a purchase order.

In connection with bitcoin redemption orders, the~~The~~ Trust will redeem Shares by delivering bitcoin to a Bitcoin Counterparty that is not the Authorized Participant and the Trust — not the Authorized Participant — is responsible for selecting the Bitcoin Counterparty to receive the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust. The Bitcoin Counterparty is not contractually obligated to participate in cash orders for redemptions. The Bitcoin Counterparty reserves the right to refuse or to cancel any pending redemption order at any time before the Sponsor places a redemption order.

As of the date of this Prospectus, the Authorized Participants are Jane Street Capital, LLC, Macquarie Capital (USA) Inc., and Virtu Americas LLC, Marex Capital Markets Inc., and ABN AMRO Clearing USA LLC, among others. As of the date of this Prospectus, the Prime Broker, Coinbase, Inc., and the Lender, Coinbase Credit, Inc., serve as Bitcoin Counterparties, among others. The Trust and/or Sponsor will bear the expense and risk of delivery and ownership of bitcoin once such bitcoin has been received by the Bitcoin Custodian on behalf of the Trust and until transferred by the Bitcoin Custodian on behalf of the Trust to the Bitcoin Counterparty for conversion to cash.

All of the Trust’s bitcoin is held by the Bitcoin Custodian. The Transfer Agent (as defined below) will facilitate the processing of purchase and sale orders in Baskets to and from the Trust.

Plan of Distribution; Selling Shareholder

Barring the liquidation of the Trust or extraordinary circumstances (including but not limited to, non-recurring expenses and costs of services performed by the Sponsor or a service provider on behalf of the Trust to protect the Trust or the interests of Shareholders, such as in connection with any fork of the Bitcoin blockchain, any indemnification of agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters), the Trust will not purchase or sell bitcoin other than in connection with the creation and redemption of Shares. The Sponsor may also sell bitcoin to pay certain expenses, which may be facilitated by the Prime Broker or any other prime brokers with whom the Trust contracts.

When the Trust sells or redeems its Shares, bitcoin will be transferred into or out of the Trust, as applicable, in exchange for Baskets that are based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor Fees (defined below) and any accrued but unpaid extraordinary expenses or liabilities).

Authorized Participants ~~will~~ may purchase Shares in cash by depositing cash in the Trust’s account with the Cash Custodian. This will cause the Sponsor, on behalf of the Trust, to automatically instruct a Bitcoin Counterparty to (i) purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the order and (ii) deposit the resulting bitcoin deposit amount in the Trust’s account with the Bitcoin Custodian, resulting in the Transfer Agent crediting the applicable amount of Shares to the Authorized Participant. Authorized Participants may also purchase Shares in-kind. To purchase Shares in-kind, an Authorized Participant delivers, or arranges for the delivery by an Authorized Participant’s designated agent or client of, bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Shares.

When such an Authorized Participant redeems its Shares in cash, the Sponsor, on behalf of the Trust will direct the Bitcoin Custodian to transfer bitcoin to the Bitcoin Counterparty, who will sell the bitcoin to be executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor. Authorized Participants may also redeem Shares in-kind. When such an Authorized Participant redeems Shares in-kind, the Trust, through the Bitcoin Custodian, will deliver bitcoin to the Authorized Participant, or a designated agent or client thereof, in exchange for its Shares.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this Prospectus, as well as information found in documents incorporated by reference in this Prospectus, before you decide to purchase any Shares. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any periodic report, prospectus supplement, post-effective amendment or in other reports filed with the SEC in the future. See “Glossary of Defined Terms” for an explanation of certain industry and technical terms used in this Prospectus.

Risks Associated with Bitcoin and the Bitcoin network

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Authorized Participants must be registered broker-dealers. Registered broker-dealers are subject to various requirements of the federal securities laws and rules, including financial responsibility rules such as the customer protection rule, the net capital rule and recordkeeping requirements. On May 15, 2025, the staff of the SEC’s Division of Trading and Markets stated that broker-dealers are permitted to facilitate in-kind creations and redemptions in connection with spot crypto exchange-traded products; however, there is as yet no definitive regulatory guidance on the specific details of how registered broker-dealers can comply with SEC rules with regard to transacting in or holding spot bitcoin. Absent further regulatory clarity regarding whether and how registered broker-dealers can hold and deal in bitcoin under applicable broker-dealer financial responsibility and other rules, there is a risk that registered broker-dealers participating in the in-kind creation or redemption of Shares for bitcoin may be unable to demonstrate compliance with such rules. While compliance with rules such as the customer protection rule, the net capital rule and recordkeeping requirements are primarily the broker-dealer’s responsibility, a national securities exchange is required to enforce compliance by its member broker-dealers with applicable federal securities law and rules. Only certain Authorized Participants at present have the ability (either acting themselves or through their affiliates) to support in-kind creation and redemption activity.

Even with the SEC Staff’s recent statement clarifying that in-kind creations and redemptions are permitted, the~~The~~ Trust’s limited ability~~inability~~ to facilitate in-kind creations and redemptions could result in the exchange-traded product arbitrage mechanism failing to function as efficiently as it otherwise would, leading to the potential for the Shares to trade at premiums or discounts to the NAV per Share, and such premiums or discounts could be substantial. Furthermore, if cash creations or redemptions are unavailable, either due to the Sponsor’s decision to reject or suspend such orders or otherwise, ~~it will not be possible for~~ Authorized Participants will be limited in their ability to redeem or create Shares, in which case the arbitrage mechanism may not function as efficiently~~would be unavailable~~. This could result in impaired liquidity for the Shares, wider bid/ask spreads in secondary trading of the Shares and greater costs to investors and other market participants. In addition, the Trust’s limited ability~~inability~~ to facilitate in-kind creations and redemptions, and resulting relative reliance on cash creations and redemptions, could cause the Sponsor to halt or suspend the creation or redemption of Shares during times of market volatility or turmoil, among other consequences. Further, there can be no assurance that broker-dealers would be willing to serve as Authorized Participants with respect to the in-kind creation and redemption of Shares. Any of these factors could adversely affect the performance of the Trust and the value of the Shares.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the originally contemplated in-kind creation and redemption model, or the potential unavailability or exhaustion of the Trade Credits, which the Trust would not be able to use in connection with in-kind creations and redemptions. Such delays could cause the execution price associated with such trades to materially deviate from the Index price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin, to elect to not participate in the Trust’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying bitcoin held by the Trust, causing Shareholders to suffer losses.

To the knowledge of the Sponsor, exchange-traded products for spot-market commodities other than bitcoin, such as gold and silver, generally employ in-kind creations and redemptions with the underlying asset. The Sponsor believes that it is generally more efficient, and therefore less costly, for spot commodity exchange-traded products to utilize in-kind orders rather than cash orders, because there are fewer steps in the process and therefore there is less operational risk involved when an authorized participant can manage the buying and selling of the underlying asset itself, rather than depend on an unaffiliated party such as the issuer or sponsor of the exchange-traded product. As such, a spot commodity exchange-traded product that only employs cash creations and redemptions and does not permit in-kind creations and redemptions is a novel product that has not been tested, and could be impacted by any resulting operational inefficiencies.

Tax Risk

The ongoing activities of the Trust may generate tax liabilities for Shareholders.

As described below under “United States Federal Income Tax Consequences — Taxation of U.S. Shareholders,” it is expected that each Shareholder will include in the computation of their taxable income their proportionate share of the taxable income and expenses of the Trust, including gains and losses realized in connection with the use of bitcoin to pay Trust expenses or facilitate redemption transactions. The Trust does not anticipate making distributions to Shareholders, so any tax liability that a Shareholder incurs as a result of holding Shares will need to be satisfied from some other source of funds. If a Shareholder sells Shares in order to raise funds to satisfy such a tax liability, the sale itself may generate additional taxable gain or loss.

CREATION AND REDEMPTION OF SHARES

The Trust creates and redeems Shares from time to time, but only in one or more Baskets (other than in the case of the Seed Creation Baskets). Baskets are only made in exchange for delivery to the Trust or the distribution by the Trust of, in the event of an in-kind transaction, the amount of bitcoin represented by the Baskets being created or redeemed, or in the event of a cash transaction, the amount of cash equivalent to the amount of bitcoin represented by the Baskets being created or redeemed, the amount of which is based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor Fees and any accrued but unpaid extraordinary expenses or liabilities) being created or redeemed determined as of 4:00 p.m. ET on the day the order to create or redeem Baskets is properly received. For in-kind purchases, Authorized Participants will deliver, or arrange for the delivery by the Authorized Participant’s designated agent or clients, of bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Shares. For in-kind redemptions, when Authorized Participants redeem Shares with the Trust, the Trust, through the Bitcoin Custodian, will deliver bitcoin to such Authorized Participants or a designated agent or client thereof, in exchange for their Shares.

Authorized Participants are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions described below, and (2) DTC Participants. On May 15, 2025, the staff of the SEC’s Division of Trading and Markets stated that broker-dealers are permitted to facilitate in-kind creations and redemptions in connection with spot crypto exchange-traded products. As part of the same set of Frequently Asked Questions (“FAQs”) clarifying its views on broker-dealers’ digital asset activities, the staff noted, among other things, that (i) SEC Rule 15c3-3 applies only to those digital assets that were securities, and (ii) broker-dealers are permitted to facilitate in-kind creations and redemptions in connection with spot crypto exchange-traded products. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor. The Authorized Participant Agreement provides the procedures for the creation and redemption of Baskets and for the delivery of the bitcoin required for such creation and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by the Trust, without the consent of any Shareholder or Authorized Participant. Authorized Participants pay the Transfer Agent a fee for each order they place to create or redeem one or more Baskets. The transaction fee may be reduced, increased or otherwise changed by the Sponsor.

Authorized Participants will deliver ~~only~~ cash or bitcoin to create Shares and will (either directly, or through their designated agents or clients)~~shares and will~~ receive ~~only~~ cash or bitcoin when redeeming Shares. ~~Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a Bitcoin Counterparty with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process.~~

The Bitcoin Counterparty is a designated third party with whom the Sponsor has entered into an agreement on behalf of the Trust that will deliver, receive or convert to U.S. dollars the bitcoin related to the Authorized Participant’s cash creation or redemption order. The Trust will create Shares by receiving bitcoin from a Bitcoin Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Bitcoin Counterparty to deliver the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. The Bitcoin Counterparty is not contractually obligated to participate in cash orders for creations. The Bitcoin Counterparty reserves the right to refuse or to cancel any pending creation order at any time before the Sponsor places a purchase order.

The Trust will redeem Shares by delivering bitcoin to a Bitcoin Counterparty that is not the Authorized Participant, and the Trust — not the Authorized Participant — is responsible for selecting the Bitcoin Counterparty to receive the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust. The Bitcoin Counterparty is not contractually obligated to participate in cash orders for redemptions. The Bitcoin Counterparty reserves the right to refuse or to cancel any pending redemption order at any time before the Sponsor places a redemption order.

Generally speaking, Bitcoin Counterparties deliver bitcoin related to the Authorized Participant’s purchase order to the Trust’s Cold Balance Vault Account. Authorized Participants and Bitcoin Counterparties are not required to maintain an account with the Bitcoin Custodian.

Creations and redemptions of Shares may result in certain slippage being incurred as a result of, for example, trading fees, spreads, or commissions. Any slippage so incurred will be the responsibility of the Authorized Participant, as a cash liability, and not of the Trust or Sponsor.

Each Authorized Participant will be required to be registered as a broker-dealer under the Exchange Act and a member in good standing with FINRA, or exempt from being or otherwise not required to be licensed as a broker-dealer or a member of FINRA, and will be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Participants may also be regulated under federal and state banking laws and regulations. Each Authorized Participant has its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

The Sponsor performs extensive due diligence as a part of its Bitcoin Counterparty selection and onboarding process. As part of this process the Sponsor assesses Bitcoin Counterparty candidates against various criteria, including those relating to candidates’ (1) financial standing, (2) reputation, (3) settlement history with the Sponsor and (4) regulatory oversight. No affiliates of the Trust or the Sponsor are expected to serve as a Bitcoin Counterparty.

Creations and redemptions will generally be “on-chain” transactions reflected in the Trust’s Vault Account. Under certain circumstances, these transactions may be “off-chain” transactions that are represented in the books and records of the Prime Broker.

The Trust will be responsible for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker, and that the Sponsor will assume such expenses of the Trust in consideration for the Sponsor Fee. The Authorized Participant is responsible for only a cash liability relating to creation and redemption costs, such as trading fees and slippage.

The following description of the procedures for the creation and redemption of Baskets is only a summary and a Shareholder should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail. The Trust Agreement and form of Authorized Participant Agreement will be filed as exhibits to the registration statement of which this Prospectus is a part.

Authorized Participants will place orders through the Transfer Agent. The Transfer Agent will coordinate with the Trust’s Bitcoin Custodian in order to facilitate settlement of the Shares and bitcoin as described in more detail in the Creation Procedures and Redemption Procedures sections below.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Transfer Agent via the order taking portal to create one or more Baskets via a cash or in-kind transaction.

~~Cash Creation~~

Purchase orders must be placed by 12:00 p.m. ET, the close of regular trading on the Exchange, or another time determined by the Sponsor. The day on which an order is received by the Transfer Agent is considered the purchase order date.

Upon the Sponsor’s approval, a creation request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement and Authorized Participant details. On the settlement date, the Sponsor and Authorized Participant will settle entirely in cash.

Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired to the Transfer Agent the nonrefundable transaction fee due for the creation order. Authorized Participants may not withdraw a creation request. By placing a cash creation order, an Authorized Participant agrees to facilitate the deposit of cash with the Cash Custodian. By placing an in-kind creation order, an Authorized Participant agrees to facilitate the deposit directly, through its designated agents or clients, of bitcoin with the Bitcoin Custodian.

To effectuate a cash creation order, the Authorized Participant will be required to prefund with cash the Trust’s purchase of bitcoin in an amount determined~~set~~ by the Sponsor. The Authorized Participant will be required to transfer the cash deposit amount associated with such creation order to the Trust’s account with the Cash Custodian. The Sponsor, on behalf of the Trust, will instruct a Bitcoin Counterparty to purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the creation order, with such purchase transaction prearranged to be executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs on the applicable Creation Order Date. The resulting bitcoin will be deposited in the Trust’s account with the Bitcoin Custodian. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor.

To the extent the execution price of the bitcoin acquired by the Bitcoin Counterparty at settlement is less than the cash deposit amount, such cash difference will be remitted to the Authorized Participant. To the extent the execution price of the bitcoin acquired by the Bitcoin Counterparty exceeds the cash deposit amount, such cash difference will be the responsibility of the Authorized Participant and not the Trust or Sponsor.

No Shares will be issued unless and until the Sponsor and Transfer Agent have confirmed that any outstanding bitcoin or cash (as applicable) due from the Authorized Participant has been settled with the Trust. Disruption of services at the Prime Broker or Bitcoin Custodian would have the potential to delay settlement of the bitcoin related to Share creations. To the extent the Bitcoin Counterparty is not able to deliver bitcoin associated with a cash purchase order as of a specified time on the settlement date, the Sponsor or Transfer Agent will cancel the purchase order. To the extent that bitcoin transfers from the Trust’s Trading Balance to the Trust’s Vault are delayed due to congestion or other issues with the Bitcoin network, such bitcoin will not be held in cold storage in the Vault until such transfers can occur.

For an in-kind creation, f~~F~~ollowing an Authorized Participant’s purchase order, the Trust’s Bitcoin Custodian account must be credited with the required bitcoin by the end of the business day following the purchase order date, or in the case of cash deposits, the Trust’s Cash Custodian account must be credited with the required cash by the end of the Business Day following the purchase order date, as applicable. Under most circumstances, the bitcoin associated with a Creation Basket Deposit will be deposited with the Bitcoin Custodian in the Trust’s Cold Vault Balance, although in some circumstances, bitcoin may be deposited outside of cold storage. Upon receipt of the bitcoin deposit amount in the Trust’s Bitcoin Custodian account, or the cash deposit amount in the Trust’s Cash~~Bitcoin~~ Custodian account, the Bitcoin Custodian or the Cash Custodian, as applicable, will notify the Transfer Agent, the Authorized Participant and the Sponsor that the bitcoin or cash has been deposited. Upon confirmation by the Sponsor and Transfer Agent that any outstanding bitcoin or cash due from the Authorized Participant has been settled with the Trust, the Transfer Agent will then direct DTC to credit the number of Shares created to the applicable DTC account of the Authorized Participant.

The Authorized Participant understands and agrees that in the event the Creation Basket Deposit is not deposited to the Trust by the time specified above and in compliance with the applicable procedures, and any outstanding cash or bitcoin due from the Authorized Participant has not been settled with the Trust, the applicable Purchase Order will be canceled by the Sponsor. In the event the Authorized Participant, or its designated agent or client, has not deposited the bitcoin to the Trust by the applicable time on the settlement date of the in-kind creation order, the Authorized Participant will be given the option to (1) cancel the in-kind creation order, (2) delay settlement of the order to enable delivery of bitcoin at a later date, or (3) accept that the Trust will execute a bitcoin transaction required for the creation and the authorized participant will deliver the U.S. dollars required for this purchase. The Authorized Participant is responsible for the dollar cost of the difference between the bitcoin price utilized in calculating NAV per Share on trade date and the price at which the Trust acquires the bitcoin to the extent the price realized in buying the bitcoin is higher than the bitcoin price utilized in the NAV. To the extent the price realized in buying the bitcoin is lower than the price utilized in the NAV, the Authorized Participant shall get to keep the dollar impact of any such difference. For a cash redemption order, an Authorized Participant will deliver Shares to the Trust and will receive cash for the Shares delivered. For an in-kind redemption order, an Authorized Participant will deliver Shares to the Trust and will receive bitcoin or will have its designated agent or client receive bitcoin for the Shares delivered.

None of the Sponsor, the Trust, the Marketing Agent, or BNY Mellon shall be liable to the Authorized Participant if a Bitcoin Counterparty fails to deliver bitcoin or cash, respectively, representing the Creation Basket Deposit for such Authorized Participant’s Purchase Order to the Trust’s account with the Bitcoin Custodian or Cash Custodian, as applicable, unless such failure is due to an act or omission of the Sponsor or Trust.

Bitcoin held in the Trust’s account with the Bitcoin Custodian is the property of the Trust. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement.

Determination of Required Deposits

For a creation, t~~T~~he total amount of bitcoin (for in-kind creations), or cash (for cash creations), ~~cash deposit amount~~ required to create each Basket (“Basket Deposit”) is the amount of bitcoin or its cash equivalent ~~to the amount of bitcoin~~ that is in the same proportion to the total assets of the Trust, net of accrued expenses and other liabilities, ~~on the date the order to purchase is properly received,~~ as the number of Shares being~~to be~~ created bears~~under the purchase order is in proportion~~ to the total number of Shares outstanding on the date the order is properly received, plus a cash buffer determined~~set~~ by the Sponsor.

The Basket Deposit changes from day to day. On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of bitcoin represented by the Basket Deposit as appropriate to reflect accrued expenses and any loss of bitcoin that may occur. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. ET. Each night, the Sponsor will publish the amount of bitcoin that is represented by each Basket Deposit.

An Authorized Participant who places a purchase order must follow the procedures outlined in the “Creation Procedures” section of this Prospectus. When a creation occurs, after the Bitcoin Custodian receives the required bitcoin (for in-kind creations) or a Cash Custodian receives the required cash (for cash creations), ~~Upon receipt of the deposit amount by the Bitcoin Custodian,~~ the Sponsor will notify the Transfer Agent that the bitcoin or cash, as applicable, has been received~~. Upon confirmation by~~ and the Sponsor and Transfer Agent will then determine whether ~~that~~ any outstanding cash or bitcoin due from the Authorized Participant has been settled with the Trust, and the Transfer Agent will direct DTC to credit the number of Shares ordered to the Authorized Participant’s DTC account on the business day following the purchase order date.

Rejection of Purchase Orders

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any purchase order or Basket Deposit if the Sponsor determines that:

●	the purchase order or Basket Deposit is not in proper form;

●	it would not be in the best interest of the Shareholders of the Trust;

●	the acceptance of the purchase order or the Basket Deposit would have adverse tax consequences to the Trust or its Shareholders;

●	the acceptance or receipt of which would, in the opinion of counsel to the Sponsor, be unlawful; or

●	circumstances outside the control of the Trust, the Sponsor, the Sub-Adviser, the Marketing Agent or the Bitcoin Custodian make it, for all practical purposes, not feasible to process Creations Baskets (including if the Sponsor determines that the investments available to the Trust at that time will not enable it to meet its investment objective).

None of the Sponsor, the Sub-Adviser, the Transfer Agent or the Bitcoin Custodian will be liable for the rejection of any purchase order or Basket Deposit.

The Marketing Agent shall notify the Authorized Participant of a rejection or revocation of any Purchase Order. The Marketing Agent is under no duty, however, to give notification of any specific defects or irregularities in the delivery of the Creation Basket Deposit nor shall the Marketing Agent or the Trust incur any liability for the failure to give any such notification. The Trust and the Marketing Agent may not revoke a previously accepted Purchase Order.

Redemption Procedures

~~The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets with an additional safeguard on bitcoin being removed from the Trust’s Bitcoin Custodian account~~.

~~Cash Redemptions~~

On any business day, an Authorized Participant may place an order with the Transfer Agent via the order taking portal to redeem one or more Baskets. For purposes of processing redemption orders, a “business day” means any day other than a day when the Exchange is closed for regular trading.

Sell orders must be placed by 12:00 p.m. ET, or the close of regular trading on the Exchange, or another time as determined by the Sponsor. The day on which an order is received by the Transfer Agent is considered the sell order date.

Upon the Sponsor’s approval, a redemption request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement and Authorized Participant details. On the settlement date, the Sponsor and Authorized Participant will settle entirely in cash in the case of a cash redemption and in bitcoin in the case of an in-kind redemption.

To effectuate a redemption order via a cash transaction, the Authorized Participant will be required to prefund a cash amount determined by the Sponsor to the Trust’s account with the Transfer Agent no later than 2:00 pm ET on the sell order date or at another time as determined by the Sponsor. Because the Shares associated with the redemption order may not be available at the time that the Authorized Participant places the redemption order, the Sponsor may require cash to be pre-funded to cover related trading costs. The Shares associated with the redemption order are due to be delivered to the Trust’s DTC account on the settlement date. Upon receipt of the required cash indicated in the redemption order, the Sponsor, on behalf of the Trust, will instruct the Bitcoin Counterparty to convert bitcoin into cash by effectuating a bitcoin sale executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant (taking into account any spread, commission, or other trading costs).

The redemption distribution due from the Trust is delivered to the Bitcoin Counterparty on the Redemption Distribution Date (which is the next business day after the Redemption Order is received) if the Trust’s DTC account has been credited with the Baskets to be redeemed. Once the Sponsor determines that the Shares have been received in the Trust’s DTC account, the Sponsor authorizes the Bitcoin Custodian to transfer the redemption bitcoin amount from the Trust’s Bitcoin Custodian account to the Bitcoin Counterparty for conversion to cash to be distributed to the Authorized Participant upon settlement. To the extent the Shares associated with the redemption order are not received in the Trust’s DTC account on the settlement date, the redemption order will be canceled.

Upon receipt of the redemption distribution of bitcoin by the Bitcoin Counterparty, the Bitcoin Counterparty, as a counterparty to the Trust, shall convert the bitcoin associated with the redemption order to cash for settlement with the Trust. Under most circumstances, this transfer of bitcoin will be made from the Trust’s Cold Vault Balance with the Bitcoin Custodian, although in some circumstances, bitcoin may be transferred from outside of cold storage.

To effectuate a redemption order via an in-kind transaction, the Authorized Participant will deliver the necessary Shares to the Trust, and the Sponsor will instruct the Prime Broker to deliver bitcoin to the account of the Authorized Participant or its designated agent or client’s account at the Prime Broker.

Bitcoin held in the Trust’s account with the Bitcoin Custodian is the property of the Trust. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement.

Determination of Redemption Distribution

The redemption distribution for cash redemptions from the Trust consists of a transfer to a Bitcoin Counterparty of an amount of bitcoin equal to the NAV of the Trust multiplied by the number of Shares to be redeemed under the redemption order, with such amount of bitcoin to be converted by the Trust to cash for settlement with the redeeming Authorized Participant. The redemption distribution for in-kind redemptions from the Trust consists of a transfer to the Authorized Participant or its designated agent or client of an amount of bitcoin equal to the NAV of the Trust multiplied by the number of Shares to be redeemed under the redemption order.

Delivery of Redemption Distribution

In the case of a cash redemption, the~~The~~ Trust, through the Cash Custodian, will deliver cash to the Authorized Participants when they redeem Shares with the Trust. This distribution of cash will be delivered to the Authorized Participant on the business day following the Redemption Order Date if, by 2:00 p.m. ET, on such business day (or another time as determined by Sponsor), the Trust’s DTC account has been credited with the baskets to be redeemed. If the Trust’s DTC account has not been credited with all of the baskets to be redeemed by such time, the redemption distribution will also be delayed. In the case of an in-kind redemption, the Trust will deliver bitcoin to the Authorized Participants (or their designated agents or clients) when they redeem Shares with the Trust. This distribution of bitcoin will be delivered to the Authorized Participant (or its designated agent or client) on the Business Day following the Redemption Order Date if, by 2:00 p.m. ET on such Business Day (or another time as determined by Sponsor), the Trust’s DTC account has been credited with the baskets to be redeemed by such time. If the Trust’s DTC account has not been credited with all of the Baskets to be redeemed by such time, the redemption distribution will also be delayed.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of bitcoin is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets. If the Sponsor has difficulty liquidating the Trust’s positions, e.g., because of a market disruption event or an unanticipated delay in the liquidation of a position in an over-the-counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement, or the Bitcoin Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Redemption orders must be made in whole Baskets. The Sponsor acting by itself or through the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement may, in its sole discretion, reject any redemption order (1) the Sponsor determines not to be in proper form, (2) the fulfillment of which its counsel advises may be illegal under applicable laws and regulations, or (3) if circumstances outside the control of the Sponsor, the person authorized to take redemption orders in the manner provided in the Authorized Participant Agreement or the Bitcoin Custodian make it for all practical purposes not feasible for the Shares to be delivered under the redemption order. The Sponsor may also reject a redemption order if the number of Shares being redeemed would reduce the remaining outstanding Shares to 5,000 Shares (i.e., 1 Basket) or less.

The Marketing Agent shall notify the Authorized Participant of a rejection or suspension of any redemption order. The Marketing Agent is under no duty, however, to give notification of any specific defects or irregularities nor shall the Marketing Agent or the Trust incur any liability for the failure to give any such notification. The Trust and the Marketing Agent may not revoke a previously accepted redemption order.

~~Potential In-Kind Creation and Redemption of Shares~~

~~In the future, the Trust may also permit Authorized Participants (or third parties for which the Authorized Participant is acting on behalf) to create and redeem Shares via in-kind transactions, subject to receiving regulatory approval. The timing of applicable regulatory approval is unknown and there is no guarantee that such regulatory approval will be received. Accordingly, there can be no assurance that Authorized Participants (or third parties for which the Authorized Participant is acting on behalf) would be permitted to create or redeem Shares via in-kind transactions with the Trust in the future.~~

Creation and Redemption Transaction Fee

To compensate the Transfer Agent for expenses incurred in connection with the creation and redemption of Baskets, an Authorized Participant is required to pay a transaction fee to the Transfer Agent to create or redeem Baskets, which does not vary in accordance with number of Baskets in such order. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. The Sponsor will notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until thirty (30) days after the date of notice.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor and the Trust if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

As noted, the Trust will create and redeem Shares from time to time, but only in one or more Baskets. The creation and redemption of Baskets are only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of cash equivalent to the amount of bitcoin, or bitcoin, represented by the number of Shares included in the Baskets being created or redeemed, as determined on the day the order to create or redeem Baskets is properly received.

As discussed above, Authorized Participants are the only persons that may place orders to create and redeem Baskets. Authorized Participants must be registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions. An Authorized Participant is under no obligation to create or redeem Baskets, and an Authorized Participant is under no obligation to offer to the public Shares of any Baskets it does create.

Authorized Participants that do offer to the public Shares from the Baskets they create will do so at per-Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the Exchange, the NAV of the Trust at the time the Authorized Participant purchased the Baskets, the NAV of the Shares at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the liquidity of bitcoin or other portfolio investments. Baskets are generally redeemed when the price per Share is at a discount to the NAV per Share. Shares initially comprising the same Basket but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with the Trust in exchange for Baskets receive no fees, commissions or other forms of compensation or inducement of any kind from the Trust, the Sponsor or the Sub-Adviser and no such person has any obligation or responsibility to the Sponsor, the Sub-Adviser or the Trust to effect any sale or resale of Shares.

Shares are expected to trade in the secondary market on the Exchange. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV per Share. The amount of the discount or premium in the trading price relative to the NAV per Share may be influenced by various factors, including the number of Shareholders who seek to purchase or sell Shares in the secondary market and the liquidity of bitcoin.